U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2018

Commission File Number: 001-34661

Lianluo Smart Limited

Room 2108, 21 st Floor, No. 20 Shijingshan Road,

Shijingshan District, Beijing 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2018 and to discuss its recent corporate developments.

LIANLUO SMART LIMITED

FORM 6-K

INDEX

Special Note Regarding Forward-Looking Statements	ii

Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Exhibits	10

Financial Statements	F-1

i

Special Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate”, “estimate”, “plan”, “project”, “continuing”, “ongoing”, “expect”, “we believe”, “we intend”, “may”, “should”, “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

projections of revenue, earnings, capital structure and other financial items;

statements of our plans and objectives;

statements regarding the capabilities and capacities of our business operations;

statements of expected future economic performance; and

assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

ii

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements included elsewhere in this report. In this report, the terms “we”, “the Company” and “our” refer to Lianluo Smart Limited, a British Virgin Islands company (“Lianluo Smart”), Beijing Dehaier Medical Technology Company Limited (“BDL”), and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”), our operating subsidiaries in the People’s Republic of China. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

In our 2017 Report on Form 20-F, we have restated our consolidated financial statements for the fiscal year ended December 31, 2016. The effects of the accounting adjustments made as a part of the restatement of our consolidated financial statements are more fully discussed in Note 2 — “Restatement of Previously Issued Consolidated Financial Statements” to our consolidated financial statements contained in our 2017 Annual Report on Form 20-F. Similarly, we are amending and restating our 2017 interim financial statements to reclassify the warrants to HLI as derivative liabilities and to report any changes in their fair value up to the earlier of the date of the exercise or the reporting date in earnings. The basic and diluted loss per share has been restated from $0.12, as previously reported in the 2017 interim report, to $0.10, as reported in the restated 2017 interim financial statements.

On August 8, 2018, the Company held its 2018 Annual General Meeting of Shareholders. During the meeting the Company approved the appointment of Mr. Zhitao He and Mr. Richard Zhiqiang Chang as Class II member of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2021. The Company also approved the appointment of Centurion ZD CPA Limited as the Company’s independent registered public accountant for the fiscal year ending December 31, 2018.

On August 2, 2018, Mr. Mingwei Zhang submitted his letter of resignation from his position as the independent director of the Company. On August 23, 2018, the Company’s Board of Directors appointed Mr. Xiaogang Tong to serve as an independent member of the Company's Board of Directors to fill the vacant seat resulting from the resignation of Mr. Mingwei Zhang, and to serve on the Company's Audit Committee, nominating committee and compensation committee. The Company’s Board of Directors has determined that Mr. Xiaogang Tong qualifies as an audit committee financial expert in accordance with applicable Nasdaq Capital Market standards.

This section should be read together with the unaudited condensed consolidated financial statements attached as an exhibit to this report on Form 6-K.

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Overview

Business Overview

Lianluo Smart focuses on three business sectors: medical wearable devices, smart devices and smart ecosystem platform.

The medical wearable sector focuses on wearable sleep respiratory devices. The Company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010. It provides users with medical grade detection and monitoring, long-distance treatment and integration solution of professional rehabilitation. The Company now has professional and accurate collection and valuable big-data analytic technology, which can scientifically and accurately collect and count user data, and provide chronic and high-risk patients with long-distance treatment and professional rehabilitation.

The smart devices sector is specialized in operating easy-use smart devices for sports, social contact, entertainment, remote-control, family health management, which can connect things and humans in an intelligent way. The Company continuously upgrades key algorithms based on big data and develops smart devices based on the combination of hardware and software. This sector will cover several areas, including smart home, smart traveling and smart entertainment.

In the smart ecosystem platform sector, the Company intends to build an ecosystem to facilitate interconnection among smart products and between smart products and users. This ecosystem is designed to address anticipated future trends and user demands. It incorporates wearable devices, home furnishings, mobile smart devices and other smart devices with cloud computing.

We are currently researching new products and evaluating business opportunities in our smart devices and smart ecosystem platform sectors.

We design, develop and market our own branded medical products and medical components. Since we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

We completed the corporate and business restructuring plan of scaling down and discontinued, as appropriate, our unprofitable medical device business. We aim to concentrate our resources to develop medical wearable devices, smart devices and smart ecosystem platform, as our major business.

We are focused on the promotion of sleep respiratory solutions and service in public hospitals and seek to develop our distribution channels for such products. We see market opportunities to expand our user base and increase adoption rates for our products, as we have delivered an increased number of watches and detectors to hospitals to use with patients. We believe our products can fill a gap in the market, as many of our competitors’ products provide only examination services, while ours also offer treatment and effect evaluation. To date, our products have successfully entered into 121 3-A grade hospitals throughout China. Meanwhile, we have established strong cooperation with many China’s large medical check-up centers, such as Meinian Onehealth Healthcare (Group) Co., Ltd (SZ: 002044), Tencent Doctorwork, etc., to reach and serve their clients. As of the date of this report, we have agreed to cooperate with multiple check-up centers in 47 cities.

Besides the smart medical wearable devices products, the Company also expanded its business in smart device and smart ecosystem platform. These two product portfolios are new strategies for the Company and we are currently contributing more efforts into development of proper and reliable products.

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Recent Business Developments

From March 16 to March 17, 2018, the Company attended the 13th Beijing Health Management Forum (the 10th Annual Conference of Beijing Health Management Association) which was held in Beijing.

From April 7 to April 8, 2018, the Company attended 2nd Academic Annual Conference held by Shandong Health Management Association in Jinan.

From June 29 to July 1, 2018, the Company attended the 8th Academic Annual Conference held by Shandong Doctor Association in Qingdao.

From June 29 to July 1, 2018, the Company attended the Academic Annual Conference held by Ningbo Health Management Association in Ningbo.

Growth Strategies

 We plan to expand our product portfolios in smart wearable medical device and start to provide reliable products in smart device and smart ecosystem platforms through continuing investments in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners.

In smart wearable medical device products, we plan to establish an accurate, efficient and innovative sleep diagnostic system by developing advanced technologies and focusing on research and development of proprietary products to provide a sleep respiratory solution. We will broaden and differentiate our target markets by cooperating with different types of medical institutions and individual customers across China.

We will keep continuously distributing our sleep respiratory solutions to hospitals, check-up centers and other healthcare institutions in China to penetrate the domestic market of OSAS diagnosis, and to grow sales and service revenues. We will develop our sleep respiratory solution business by active marketing and expanding, and leverage our well-established distribution network resources to reach more and more potential customers and partners. At the same time, our support of organizations like the Air Force General Hospital has positioned our products well for academic research projects. We expect that such research involving our products will enhance our products reputation among professionals and lead to customer base awareness. We will also establish additional model hospitals and physical check-up centers to promote our products and services.

In the smart device and smart ecosystem platform products, we are dedicated to the development and distribution of easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. However, until the date of this report, we did not have products available to the market and expect to bring in our first product to the market in late 2018 or 2019.

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Results of Operations

Overview

For the six months ended June 30, 2018 and 2017, our total revenues amounted to $301,293 and $415,554, respectively. For the first half year of 2018, we continued to strategically reduce our sales of traditional medical equipment; as a result, such traditional revenues have largely disappeared as we are continuing to seek new revenue drivers. We continue to focus on developing medical products and services based on mobile technology, including comprehensive sleep respiratory solutions for OSAS and patient care management. To date, these revenues from these new products have not yet replaced our traditional revenue sources.

Traditional medical equipment distribution has faced a very competitive market since 2014. The Company has largely left this market. We selectively reduced investment in traditional medical equipment distribution and intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical check-up centers throughout China, fully exploring our developed distribution channels. We are currently focusing on developing our smart wearable diagnosis and analysis systems for OSAS in public hospitals and private physical check-up centers throughout China.

Beginning in the fourth quarter of 2014, the Company began establishing relationships with many 3-A grade hospitals to launch our wearable solutions and products for OSAS, driving the market growth in the regions around the 3-A grade hospitals, which has helped push forward our strategic market expansion for public hospitals. Up until now, our wearable diagnosis and analysis systems for OSAS have been successfully delivered to 121 3-A grade hospitals throughout China over the past four years. We plan to complete our pilot program covering province-level 3-A grade hospitals in main provinces of China, and establish benchmark in the industry. Although awareness of OSAS in China is still relatively low, we aim to use increased marketing efforts to encourage further adoption of our OSAS products in hospitals and other institutions where we have already successfully launched. Our business target has gradually expanded from sleep centers, respiratory departments, and E.N.T. departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes, and strokes. According to the statistics on the patients seeking care for hypertension, heart disease, diabetes, and stroke in China, the number of discharged patients in 2013 alone was 16 million. Based on that, the Company has targeted those patients at eight hundred of China’s 3-A grade hospitals, providing them with sleep diagnostic services. We expect sleep disorder diagnosis capacity will continue to grow steadily for those patients.

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We have also targeted the private physical check-up centers market. Our wearable OSAS diagnosis and analysis system has successively been launched in the testing outlets of Ciming Aoya Hospital and Songqiao’s high-end physical check-up centers. At the beginning of 2015, the Company launched a series of test-runs of the wearable OSAS diagnosis and analysis system in iKang, Meinian Onehealth Healthcare, Ciming, Songqiao and other large private physical check-up centers and health management chain institutions in Beijing and Shanghai. The above mentioned private physical check-up groups altogether have about 450 check-up centers around China, and number of these chains’ customers amounts to over 20 million per year.

In addition, we are seeking to cooperate with commercial health insurance companies to develop sleep respiratory solutions; we expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insureds. We will continue to focus on sleep health with our comprehensive OSAS solution system, seeking to become the leading domestic product and service provider in this field.

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

We believe that historical period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Revenues

Our total revenue from continuing operations decreased by 27% from $415,554 for the six months ended June 30, 2017 to $301,293 for the six months ended June 30, 2018. In the first half year of 2018, our sales decline was mainly due to the flatling and steady growth of our business that focus on sleep respiratory solutions and services for OSAS with higher margins. The revenues of traditional business gradually reduced due to execution of the Company’s strategy. We redirected our operations from unprofitable products to the sleep respiratory solutions of higher margins by marketing and expanding OSAS diagnosis. In 2018, we started to earn service revenue of $72,374 from provision of technical services in relation to OSAS. Our management believes that we will be able to improve our margins of sleep respiratory solutions and will make the related products and services an important growth factor of the Company in the following years.

Costs of Revenue

Our costs of revenue from continuing operations decreased by 70% from $1,130,300 for the six months ended June 30, 2017 to $333,995 for the six months ended June 30, 2018. The decrease of our cost of revenues resulted from reduction of our product sales and lower depreciation as a result of significant amount of fully depreciated property and equipment in 2018.

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Gross Loss

Our gross loss from continuing operations was $714,746 for the six months ended June 30, 2017 while our gross loss is $32,702 in the same period of 2018. During 2018, revenues from unprofitable traditional business is gradually reduced due to execution of the Company’s strategy, and the revenues from relatively more profitable new business (sleep respiratory solutions and services for OSAS) gradually increased. However, we incurred significant amounts of relatively fixed costs of revenues, in particular depreciation and amortization of our long-lived assets related to our products, in 2018 and 2017, resulting in a high gross loss both in dollar terms and in percentage terms.

Service Income

Our service income decreased from $9,689 in the six months ended June 30, 2017 to $0 in the same period of 2018. Service income represents the income of repair service and technical service.

Service Expenses

Our service expenses decreased from $485 in the six months ended June 30, 2017 to $0 in the same period of 2018. Service expense mainly represents costs of spare parts incurred in provision of repair services.

Selling Expenses

Our selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities.

Our selling expenses from continuing operations increased by 277% from $299,852 for the six months ended June 30, 2017 to $1,131,219 for the six months ended June 30, 2018. The increase in selling expenses was mainly because we continued to invest more resources and energy in market development for the sleep respiratory business, such as employing more sales staff and attending more promotional events and exhibitions.

6

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, stock-based compensation and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and patent registration expenses, other expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

Our general and administration expenses from continuing operations increased by 62% from $1,251,099 for the six months ended June 30, 2017 to $2,028,028 for the six months ended June 30, 2018. The increase was mainly caused by stock-based compensation, which increased from $398,520 in the six months ended June 30, 2017 to $1,001,459 in the same period of 2018. We expect our general and administrative expenses to maintain at the current level in the near future as a result of the accomplishment of the discontinued operations and to maintain the competitive advantage of our respiratory sleep business.

Provision for Doubtful Accounts

Our provision for doubtful accounts from the continuing operation increased by 42% from the amount of $23,657 for the six months ended June 30, 2017 to $33,621 for the six months ended June 30, 2018. An allowance for doubtful accounts on our accounts receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Operating Loss

As a result of the foregoing, we incurred an operating loss of $3,225,570 in the six months ended June 30, 2018, compared to operating loss of $2,280,150 in the same period of 2017, representing an increase of 41%.

Taxation

We incurred taxable loss in the six months ended June 30, 2018 and 2017 and had no taxation expenses.

7

Change in Fair Value of Warrants Liability

For the six months ended June 30, 2017, the gain related to changes in the fair value of warrants liability was $360,012, compared to a loss of $110,021 for the six months ended June 30, 2018, relating to the warrants issued to HLI in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with HLI in August 2016.

Net Loss from Continuing Operations

As a result of the foregoing, we incurred a net loss from continuing operations of 3,445,375 for the six months ended June 30, 2018, compared to a net loss from continuing operations of $1,792,434 in the same period of 2017.

Net Loss from Discontinued Operations

We discontinued the unprofitable traditional medical device businesses to concentrate the Company’s resources to develop its mobile health business, including wearable sleep respiratory business, and to focus more on its major businesses. In addition, we deconsolidated BTL as one of our consolidated entities due to the termination of the VIE agreement on July 31, 2016. As a result of this strategic shift and deconsolidation, the relevant results of operations were reported as discontinued operations in our consolidated financial statements and we had net loss from discontinued operations of approximately $9,031 in the six months ended June 30, 2017.

Net Loss and Net Loss Attributable to Lianluo Smart Limited

As a result of the foregoing, we incurred a net loss of $3,445,375 for the six months ended June 30, 2018, compared to net loss of $1,801,465 in the same period of 2017. After deduction of non-controlling interest in loss of BTL, net loss attributable to the Company was $3,445,375 and $1,801,465 for the six months ended June 30, 2018 and 2017, respectively.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2018, we had $1,073,903 in cash and cash equivalents. As of December 31, 2017, we had $6,809,485 in cash and cash equivalents. During the six months ended June 30, 2018, the Company entered into a loan agreement with Digital Grid (Hong Kong) Technology Co. Ltd (“Digital Grid”) to provide a loan of $6 million for a period of 12 months with 3.5% yearly interest rate. Digital Grid is a wholly-owned subsidiary of Hangzhou Lianluo Interactive Information Technology Co., Ltd (“Lianluo Interactive” or “HLI”), which is the largest shareholder of the Company. As of June 30, 2018, Digital Grid owed $5,854,408 to the Company.

As of June 30, 2018, our currently available working capital was $5,185,743. As of December 31, 2017, our working capital was $7,152,147.

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Operating Activities

Net cash used in operating activities was $2,454,528 for the six months ended June 30, 2018, as compared to $2,078,008 used in operating activities for the same period in 2017. The reasons for this change are mainly as follows:

(i)	Net loss from continuing operations (excluding stock-based compensation expenses) was $2,443,916 for the six months ended June 30, 2018, an increase of $883,451 from net loss of $1,560,465 for the same period of 2017.

(ii)	Depreciation and amortization were $290,667 for the six months ended June 30, 2018, as compared to $1,073,764 in the same period of 2017, mainly a result of property and equipment with a cost of $2,017,921 became fully depreciated in 2018.

(iii)	Advances to suppliers - third parties and a related party decreased by $348,539 for the six months ended June 30, 2018, compared with an increase of $298,938 in the same period of 2017.

(iv)	Inventories increased by $1,068,701 for the six months ended June 30, 2018, compared with an increase of $566,511 in the same period of 2017.

(v)	Accounts payable (related and unrelated parties) increased by $504,582 for the six months ended June 30, 2018, compared with a decrease of $172,592 in the same period of 2017.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2018 was $5,870,535, compared to $3,016,415 for the same period of 2017. The increase was mainly attributable to a loan of $6 million to Digital Grid.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2018 was $2,767,851, compared to $1,492,538 for the same period of 2017. On January 30, 2018; March 9, 2018; April 4, 2018; May 24, 2018 and June 27, 2018, we borrowed an aggregate amount of RMB17.5 million ($2.75 million) from HLI for twelve months, which remained outstanding as of June 30, 2018.

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Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2018 and 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

August 27, 2018	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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